September 14, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

James G. Reindl, Chief Executive Officer
Techprecision Corporation
One Bella Drive
Westmenster, MA

Re: Techprecision Corporation
Form SB-2 filed August 21, 2007
File No. 333-133509
10-KSB/A for the Year Ended March 31, 2007 filed September 4, 2007
10-QSB for the Quarter ended June 30, 2007 filed August 14, 2007
File No. 0-51378

Dear Mr. Reindl:

We have the following comments on your filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Summary, page 3</u>

1. We reissue comment two of our letter dated August 8, 2007. We continue to note that since six months have passed from the issuance of the warrants, they appear to be subject to the cashless exercise provisions. Provide clear disclosure if true, that the warrant holders may utilize cashless exercise of the warrants at any time

prior to the effectiveness of the registration statement. Lastly, update as of the most recent practicable date the amount of warrants subject to this registration statement that have elected cashless exercise or that have indicated they will elect cashless exercise prior to the effectiveness of the registration statement. If none, clearly state in the prospectus.

Risk Factors, page 8

Because of the nature of our business, we are subject to environmental regulations, and our failure to comply with these regulations could result in increased costs as well as penalties for violation of these regulations, page 11

1. Please revise the heading of this risk factor to clarify that, in the past, you have not complied with all regulations and that, consequently, you have previously experienced increased costs and penalties.

2. Please disclose in this risk factor that the EPA alleged separate violations under the Clean Water Act and the Emergency Planning and Community Right-to-Know Act for separate events and discuss the tentative settlement.

Principal Stockholders, page 51

3. Please identify more fully in this section, and file as an exhibit, the agreement which resulted in the March 20, 2007 transfers of shares to Martin Daube from Redstone Capital Corporation and Messrs. Levy and Youtt. Also, disclose any principal terms of the agreement which you have not already discussed in this section.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Asher S. Levitsky, Esq.
By facsimile to (212) 930-9724